UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 4)

Sea Limited

(Name of Issuer)

Class A Ordinary shares, par value US$0.0005 per share

(Title of Class of Securities)

81141R100**

(CUSIP Number)

Tencent Holdings Limited

29/F., Three Pacific Place,

No. 1 Queen’s Road East, Wanchai, Hong Kong

Telephone: +852 3148 5100

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 3, 2022

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

**

There is no CUSIP number assigned to the Class A Ordinary Shares. CUSIP number 81141R100 has been assigned to the American Depositary Shares of the Issuer, which are quoted on the New York Stock Exchange under the symbol “SE.” Each American Depositary Share represents one Class A Ordinary Share.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 81141R100	Schedule 13D/A	Page 2 of 8

1	NAME OF REPORTING PERSONS Tencent Holdings Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 72,183,841
	8	SHARED VOTING POWER 46,573,653
	9	SOLE DISPOSITIVE POWER 118,757,494
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 118,757,494
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13

  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

23.2% (21.3% of outstanding ordinary shares, assuming all outstanding Class B Ordinary Shares (as defined below), including shares held by others, are converted into Class A Ordinary Shares (as defined below))

14	TYPE OF REPORTING PERSON CO

CUSIP No. 81141R100	Schedule 13D/A	Page 3 of 8

1	NAME OF REPORTING PERSONS Tencent Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 63,633,008
	8	SHARED VOTING POWER 46,573,653
	9	SOLE DISPOSITIVE POWER 110,206,661
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 110,206,661
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13

  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

21.7% (19.8% of outstanding ordinary shares, assuming all outstanding Class B Ordinary Shares, including shares held by others, are converted into Class A Ordinary Shares)

14	TYPE OF REPORTING PERSON CO

CUSIP No. 81141R100	Schedule 13D/A	Page 4 of 8

This Amendment No. 4 to Schedule 13D (this “Amendment No. 4”) amends and supplements the Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on October 30, 2017 (as amended to date, the “Schedule 13D”) relating to the Class A ordinary shares, par value US$0.0005 per share (the “Class A Ordinary Shares”), and American depositary shares, each representing one Class A Ordinary Share (“ADSs”), of Sea Limited, a limited liability company organized and existing under the laws of Cayman Islands (the “Issuer”). Capitalized terms used herein without definition shall have the meaning set forth in the Schedule 13D.

Item 2.	Identity and Background

Appendix A (attached hereto) is hereby amended and restated in its entirety and Item 2(d)-(e) of the Schedule 13D is hereby restated in its entirety as follows:

Attached hereto as Appendix A, and incorporated herein by reference, is information concerning each director and executive officer of the Reporting Persons (collectively, the “Related Persons”), which is required to be disclosed in response to Item 2 and General Instruction C to Schedule 13D.

(d)-(e)

During the last five years, none of the Reporting Persons nor, to the best of the Reporting Persons’ knowledge, any of Related Persons, has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 4.	Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended by replacing the last paragraph with the following:

Since the Reporting Persons filed the Amendment No. 3 to Schedule 13D on April 20, 2021, the Issuer has conducted another round of public offering to issue more Class A Ordinary Shares. The Issuer’s total outstanding Class A Ordinary Shares increased to 398,329,057 immediately after the offering as disclosed in the prospectus filed by the Issuer with the SEC on September 13, 2021.

On January 3, 2022, Tencent Holdings, Tencent Limited and Tencent Growthfund Limited (“Tencent Growthfund”) (the three Tencent entities are collectively referred to as the “Tencent Parties”) delivered an irrevocable notice to the Issuer regarding the conversion by the Tencent Parties of all of their Class B Ordinary Shares to Class A Ordinary Shares (“Class B Conversion”), which is conditional upon (i) the Issuer’s current Eighth Amended and Restated Memorandum and Articles of Association of the Company (“Existing Articles”) to be amended and restated by a new Ninth Amended and Restated Memorandum and Articles of Association of the Company substantially in the form included in the AGM (as defined below) notice to shareholders (the “New Articles”) (the “Substitution”), and (ii) the Substitution to be approved by a special resolution of the shareholders at the Annual General Meeting of the Company to be held in February 2022 (“AGM”). The founder consented to the Class B Conversion. On January 3, 2022, Tencent Limited and Tencent Growthfund as holders of Class B Ordinary Shares delivered to the Issuer their consent to the Substitution. The Tencent group also intends to vote in favor of the proposal for the Substitution at the AGM.

CUSIP No. 81141R100	Schedule 13D/A	Page 5 of 8

On January 3, 2022, Mr. Forrest Xiaodong Li, the founder of the Issuer on the one hand, and the Tencent Parties on the other hand as the parties to Irrevocable Proxy (as defined below) entered into a termination agreement (the “Proxy Termination Agreement”) to terminate the Irrevocable Proxy (as defined below) with the founder subject to and immediately after the Class B Conversion.

The foregoing description of the Proxy Termination Agreement does not purport to be complete and is subject to, and qualified in its entirety by, the full text of such agreement, which is attached as an exhibit hereto and incorporated herein by reference.

Other than as set forth in the Schedule 13D, neither the Reporting Persons, nor to the knowledge of the Reporting Persons, any Related Persons has any plans or proposal which relate to, or would result in, any of the matters described in subsections (a) through (j) of Item 4 of Schedule 13D, although, depending on the factors discussed herein, the Reporting Persons, and any Related Persons, may change their purpose or formulate different plans or proposals with respect thereto at any time.

Item 5.	Interest in Securities of the Issuer

Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

(a) - (b)

Items 7 through 11 and 13 of each of the cover page of the Schedule 13D for the Reporting Persons are incorporated herein by reference.

As of the date hereof:

Tencent Limited may be deemed to have beneficial ownership of an aggregate of 110,206,661 Class A Ordinary Shares, or 21.7%, including 11,696,251 Class A Ordinary Shares and 98,510,410 Class A Ordinary Shares convertible from the same amount of Class B Ordinary Shares, held by Tencent Limited.

Tencent Limited’s sole voting power includes (i) 51,936,757 Class B Ordinary Shares, that are subject only to an Irrevocable Proxy (as defined below) with respect to limited matters relating to the size and/or composition of the Issuer’s board granted to the founder of the Issuer (each Class B Ordinary Share is convertible into one Class A Ordinary Share at any time subject to certain restrictions agreed upon in the Irrevocable Proxy), and (ii) 11,696,251 Class A Ordinary Shares.

Tencent Limited’s shared voting power represents 46,573,653 Class B Ordinary Shares that are subject to an Irrevocable Proxy with respect to all matters that require shareholder vote (other than the size and/or composition of the Issuer’s board which is subject to a separate proxy discussed in this item below) granted to the founder of the Issuer.

Tencent Holdings is the parent company of Tencent Limited and may be deemed to beneficially own the securities held of record by Tencent Limited. Tencent Holdings’ beneficial ownership also includes 4,613,333 Class A Ordinary Shares held by Huang River Investment Limited (“Huang River”), a wholly-owned subsidiary of Tencent Holdings, and 3,937,500 Class A Ordinary Shares convertible from the same amount of Class B Ordinary Shares held by Tencent Growthfund, a wholly-owned subsidiary of Tencent Holdings.

Tencent Holdings may be deemed to have beneficial ownership on an aggregate of 118,757,494 Class A Ordinary Shares, or 23.2%, including 16,309,584 Class A Ordinary Shares and 102,447,910 Class A Ordinary Shares convertible from the same amount of Class B Ordinary Shares.

CUSIP No. 81141R100	Schedule 13D/A	Page 6 of 8

Tencent Holdings’ sole voting power includes (i) an aggregate of 55,874,257 Class B Ordinary Shares, including 51,936,757 Class B Ordinary Shares held by Tencent Limited and 3,937,500 Class B Ordinary Shares held by Tencent Growthfund, that are subject only to an Irrevocable Proxy with respect to limited matters relating to the size and/or composition of the board of directors of the Issuer granted to the founder of the Issuer (each Class B Ordinary Share is convertible into one Class A Ordinary Share at any time subject to certain restrictions agreed upon in the Irrevocable Proxy), (ii) 11,696,251 Class A Ordinary Shares held by Tencent Limited and (iii) 4,613,333 Class A Ordinary Shares held by Huang River.

Tencent Holdings’ shared voting power represents 46,573,653 Class B Ordinary Shares held by Tencent Limited, that are subject to an Irrevocable Proxy with respect to all matters that require shareholder vote (other than the size and/or composition of the Issuer’s board which is subject to a separate proxy discussed in the preceding paragraph above) granted to the founder of the Issuer.

Unless otherwise indicated, the percentages are based on 409,762,257 Class A Ordinary Shares of the Issuer as of December 31, 2021 calculated based on the outstanding ordinary shares of the Issuer as disclosed in the Issuer’s latest public filings made with the SEC.

Each Class B Ordinary Share is convertible into one Class A Ordinary Share at any time by the holder thereof, subject to certain restrictions agreed upon in the Irrevocable Proxy between the founder of the Issuer and Tencent Holdings. Class A Ordinary Shares are not convertible into Class B Ordinary Shares at any circumstances. Each Class A Ordinary Share is entitled to one vote and each Class B Ordinary Share is entitled to three votes, voting together as a single class on all matters subject to vote at general meetings of the Issuer.

After taking into account the Irrevocable Proxy granted by Tencent Holdings and its affiliates, the voting power held by Tencent Holdings represents approximately 21.6% of the aggregate voting power of the Issuer’s total issued and outstanding shares voting together as a single class with respect to all matters that require shareholder vote, except with respect to the size and/or composition of the Issuer’s board for which Tencent Holdings’ voting power is lower as a result of the separate proxy discussed in this Item 5.

The Irrevocable Proxy

Under an irrevocable proxy dated as of September 1, 2017 (the “Irrevocable Proxy”), the Reporting Parties and their affiliate have granted the founder of the Issuer, Forrest Xiaodong Li (the “founder”), the following irrevocable proxies:

•

an irrevocable proxy with respect to all of their Class B Ordinary Shares for any matters concerning the size and/or composition of the Issuer’s board that require a shareholder vote, including, any resolution to approve, authorize or confirm any increase or decrease in the number of or any minimum or maximum number of directors of the Issuer’s board, any appointment or election of any new director or directors of the Issuer, and any removal or replacement of any existing director or directors of the Issuer. The founder has agreed to vote all of such Class B Ordinary Shares at the direction of Tencent Holdings for the election, removal and replacement of one member of the board, provided the nominee is qualified and permitted to serve on the board under applicable law and stock exchange rules.

•	an irrevocable proxy for all other matters that require shareholder vote with respect to 46,573,653 Class B Ordinary Shares held by the Reporting Persons and their affiliate.

Due to the Irrevocable Proxy, the Reporting Persons may be deemed to share voting power with the founder, Forrest Xiaodong Li, with respect to the 46,573,653 Class B Ordinary Shares that are subject to an irrevocable proxy with respect to all other matters that require shareholder vote. However, neither the filing of the Schedule 13D nor any of its contents shall be deemed to constitute an admission by any Reporting Person (other than Tencent Limited for its directly held shares) that it is the beneficial owner of any Class A or B Ordinary Shares for any purpose, and such beneficial ownership is expressly disclaimed.

CUSIP No. 81141R100	Schedule 13D/A	Page 7 of 8

On January 3, 2022, the Tencent Parties delivered an irrevocable notice to the Issuer regarding the conversion by the Tencent Parties of all of their Class B Ordinary Shares to Class A Ordinary Shares, which is conditional upon the Existing Articles to be amended and restated by the New Articles and the Substitution to be approved by a special resolution of the shareholders at the AGM. On January 3, 2022, Tencent Limited and Tencent Growthfund as holders of Class B Ordinary Shares delivered to the Issuer their consent to the Substitution. The Tencent group also intends to vote in favor of the proposal for the Substitution at the AGM. On January 3, 2022, Mr. Forrest Xiaodong Li, the founder of the Issuer on the one hand, and the Tencent Parties on the other hand as the parties to Irrevocable Proxy entered into the Proxy Termination Agreement to terminate the Irrevocable Proxy with the founder subject to and immediately after the Class B Conversion.

Due to and upon the effectiveness of the Class B Conversion and the Proxy Termination Agreement, Tencent Limited and Tencent Growthfund will hold only Class A Ordinary Shares and will have sole voting power and disposition power over the Class A Ordinary Shares they each hold respectively; and Tencent Holdings will beneficially own and have sole voting power and disposition power over all the Class A Ordinary Shares held by Tencent Limited, Tencent Growthfund and Huang River.

Except as set forth in this Item 5(a) and (b), to the knowledge of the Reporting Persons, none of the Related Persons, other than Chenye Xu (“Mr. Xu”), chief information officer of Tencent Holdings, beneficially owns any Class A Ordinary Shares. As of the date hereof, Mr. Xu beneficially owned 478,974 Class A Ordinary Shares.

(c) Except as described in Item 4, during the past 60 days, none of the Reporting Persons or to the best knowledge of the Reporting Persons, the Related Persons has effected any transactions in the Class A Ordinary Shares.

(d) Except as set forth in the Schedule 13D, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Class A Ordinary Shares beneficially owned by the Reporting Persons.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Schedule 13D is hereby amended and supplemented by adding the following:

Item 4 above summarizes certain provisions of the Proxy Termination Agreement and is incorporated herein by reference. A copy of the agreement is attached as an exhibit to this Schedule 13D and incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits

Item 7 of the Schedule 13D is hereby amended and supplemented by adding the following exhibit:

Exhibit 6:	Termination Agreement, dated January 3, 2022 by and among Mr. Xiaodong Li, and Tencent Holdings Limited, Tencent Limited and Tencent Growthfund Limited.

CUSIP No. 81141R100	Schedule 13D/A	Page 8 of 8

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 3, 2022

TENCENT HOLDINGS LIMITED

By:	/s/ Ma Huateng
Name:	Ma Huateng
Title:	Director

TENCENT LIMITED

By:	/s/ Ma Huateng
Name:	Ma Huateng
Title:	Director

[Signature Page to Schedule 13D Amendment]

APPENDIX A

EXECUTIVE OFFICERS AND DIRECTORS

Directors and Executive Officers of Tencent Holdings Limited

The names of the directors and the names and titles of the executive officers of Tencent Holdings Limited and their principal occupations are set forth below. The business address of each of the directors or executive officers is 29/F., Three Pacific Place, No. 1 Queen’s Road East, Wanchai, Hong Kong. Unless otherwise indicated, each occupation set forth opposite an individual’s name refers to Tencent Holdings Limited.

Name	Present Principal Employment	Citizenship

Directors:

Ma Huateng	Chairman of the Board and Executive Director	People’s Republic of China

Lau Chi Ping Martin	Executive Director	People’s Republic of China (Hong Kong SAR)

Jacobus Petrus (Koos) Bekker	Non-Executive Director	Republic of South Africa

Charles St Leger Searle	Non-Executive Director	Republic of South Africa

Li Dong Sheng	Independent Non-Executive Director	People’s Republic of China

Ian Charles Stone	Independent Non-Executive Director	United Kingdom of Great Britain and Northern Ireland

Yang Siu Shun	Independent Non-Executive Director	People’s Republic of China (Hong Kong SAR)

Ke Yang	Independent Non-Executive Director	People’s Republic of China

Executive Officers:

Ma Huateng	Chief Executive Officer	People’s Republic of China

Lau Chi Ping Martin	President	People’s Republic of China (Hong Kong SAR)

Xu Chenye	Chief Information Officer	People’s Republic of China

Ren Yuxin	Chief Operating Officer and President of Platform & Content Group and Interactive Entertainment Group	People’s Republic of China

James Gordon Mitchell	Chief Strategy Officer and Senior Executive Vice President	United Kingdom of Great Britain and Northern Ireland

David A.M. Wallerstein	Chief eXploration Officer and Senior Executive Vice President	United States of America

John Shek Hon Lo	Chief Financial Officer and Senior Vice President	People’s Republic of China (Hong Kong SAR)

A-1

Directors and Executive Officers of Tencent Limited

The names of the directors and the names and titles of the executive officers of Tencent Limited and their principal occupations are set forth below. The business address of each of the directors or executive officers is c/o Tencent Holdings Limited, 29/F., Three Pacific Place, No. 1 Queen’s Road East, Wanchai, Hong Kong. Unless otherwise indicated, each occupation set forth opposite an individual’s name refers to Tencent Limited.

Name	Present Principal Employment	Citizenship

Directors:

Ma Huateng	Director	People’s Republic of China

Charles St Leger Searle	Director	Republic of South Africa

Brent Richard Irvin	Director	United States of America

Executive Officers:

N/A

A-2